Independent Account's Report

To the Board of Directors
Dreyfus Balanced Fund, Inc.

We have examined management's assertion about Dreyfus Balanced Fund, Inc.'s (the "Company") compliance with the requirements of subsections (b and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of March 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 1997 (the date of last examination) through March 31, 1998;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve Bank of Boston, the Depository Trust Company and the Participant Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our
opinion.   Our examination does not provide a legal determination on the
Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Balanced Fund, Inc.
was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus Balanced Fund, Inc. and the Securities and Exchange
Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
April 30, 1998




              UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
           Washington, DC 20549

               FORM N-17f-2

Certificate of Accounting or Securities and Similar
      Investments in the Custody of
     Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File        Date examination
     Number:                  completed:
     811- 7068                04/30/98

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4.   Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC
                 ACCOUNTANT